Exhibit 99.1

Anghami Reports 35.6% Revenue Growth

in Preliminary Unaudited 2022 Results,

with Focus on Continued Efficiency and Profitability for 2023

PRELIMINARY UNAUDITED RESULTS FOR FULL YEAR 2022

●	Total unaudited revenue of $48.1 million for 2022 results, an increase of 35.6% compared to 2021

●	Ended 2022 with 1.52 million total paying subscribers, an increase of 21% compared to 2021, and 20% growth in music streams compared to 2021

●	Improved H2 2022 gross margin across all business segments compared to H1 2022

●	Continued focus on efficiency and profitability for 2023, with new services to launch starting in May 2023

6 March, 2023, Abu Dhabi, United Arab Emirates (UAE) - Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa region (MENA), has announced its unaudited preliminary results for the year 2022, ended December 31, 2022.

Anghami recorded a robust financial performance in 2022, with a total revenue of $48.1 million, reflecting an increase of 35.6% compared to the preceding year, despite an unfavourable impact of foreign currency exchange rates. Anghami also experienced a growth in its total paying subscribers, reaching 1.52 million subscribers, representing a 21% increase year-on-year, and contributing significantly to the overall revenue growth. Additionally, the number of music streams increased by 20% compared to 2021, highlighting the strong demand for Anghami’s content, especially with Arabic music representing 60% of Anghami’s streams.

According to Eddy Maroun, CEO and co-founder of Anghami, “Our ability to provide an exceptional user experience and to deliver the best music and entertainment content in the MENA region and beyond is reflected in our strong financial performance in 2022.”

Anghami’s focus on efficiency and profitability in the second half of 2022 resulted in a significant improvement in gross margin across all business segments. Elie Habib, Chairman and co-founder of Anghami, commented “The unaudited gross profit margin from paid subscriptions and ad-supported users improved by 13 percentage points in H2 2022 when compared to H1 2022. Our entire team is focused on improving efficiency as well as revenue generation. Also, starting in May 2023, we plan to launch new services that leverage both our unique user behaviour knowledge and our deep technology credentials.”

Anghami continues to expand and grow as an entertainment platform, investing in consumer business, content creation, advertising infrastructure, and payment infrastructure. Anghami also has deep knowledge in customer conversion and has recently launched verticals such as Anghami Studios, a full fledge content production arm, Vibe Music Arabia, a Joint Venture with Sony Music, Spotlight Live, an events management business, and Anghami Lab, a music lounge and artist performance spot in Riyadh.

Anghami aims to achieve profitability in 2023 by building on the momentum of its focus on efficiency, as reflected in its improvement in gross margin in H2 2022. Working with its auditor Grant Thornton, Anghami expects to release its audited full year 2022 financial results by April 15, 2023.

Anghami will be presenting to select investors and partners at the EFG Hermes investor conference “The 17th One-on-One Conference 2023” at Atlantis, The Palm Dubai in the UAE on March 8, 2023.

Looking ahead, Anghami remains committed to its focus on efficiency and profitability while delivering innovative and exciting experiences to its users.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 75 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 101 million registered users.

Anghami has established 47 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US, Canada and Europe.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for Full Year 2022

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for Full Year 2022 ended December 31, 2022 and are subject to revision based upon the completion of the Company’s Full Year 2022 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com